Exhibit 99.10

March 31, 2015

CONSENT OF JAMES TURNER

United States Securities and Exchange Commission

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2014 (the ‘Annual Report’), I, James Turner, BSc (Hons) MSc CEng MIMMM, Senior Mineral Process Engineer, Micon International Ltd., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statement on Form S-8 (File No. 333-128128), Form F-10 (File No. 333-202429) and Form F-3D (File No. 333-194702), of the following:

1.	Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine Carajas, Pará State, Brazil, dated March 19, 2013.

Yours truly,

/s/ James Turner
James Turner, BSc (Hons) MSc CEng MIMMM
Senior Mineral Process Engineer
Micon International Ltd.